Cooper Industries
P. O. Box 4446
Houston, Texas 77210
600 Travis, Suite 5600
Houston, TX 77002-1001
Phone: (713) 209-8400
Fax: (713) 209-8996
July 20, 2009
VIA EDGAR CORRESPONDENCE FILE
Ms. Melissa Kindelan — Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cooper Industries, Ltd. (“Cooper”)
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008,
Filed February 27, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 1-31330
Dear Ms. Kindelan:
This is in response to the staff’s comment letter dated July 7, 2009, with respect to the above referenced filings. Cooper has requested an extension to respond to the comment letter until July 28, 2009. I understand the extension is acceptable to the SEC.
Sincerely,
/s/ Terry A. Klebe

Senior Vice President and Chief Financial Officer